UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): [X] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q [  ] Form N-SAR [  ] Form N-CSR

For Period Ended: December 31, 2020

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Sunstock, Inc.

Full Name of Registrant

Sandgate Acquisition Corporation

Former Name if Applicable

111 Vista Creek Circle

Address of Principal Executive Office (Street and Number)

Sacramento, California 95835

City, State and Zip Code

PART II – RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

None.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Our management requires additional time to prepare our Annual Report on Form 10-K for the period ended December 31, 2020, which could not be completed without incurring undue hardship and expense. We anticipate filing our complete Annual Report for the period ended December 31, 2020 on or before April 15, 2020.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jason C. Chang	(916)	860-9622
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues will increase for the year ended December 31, 2020 as compared to the year ended December 31, 2019 due to increased sales at Mom’s Silver Shop with a related increase in cost of sales. Professional fees and compensation expense for the year ended December 31, 2020 will decrease. Other income (expense) will decrease due to a greater unrealized gain on investments in precious metals, less interest expense, a decrease in loss of settlement of related party debt, an increase in gain on settlement of debt, and a gain due to elimination of fair value of derivative liabilities due to the settlement of outstanding debt in January 2020. The Company expects to report net income for the year ended December 31, 2020 as compared to a net loss for the year ended December 31, 2019. The Company is not able to quantify the changes at this time.

Sunstock, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 31, 2021	By:	/s/ Jason C. Chang
Jason C. Chang
President, Chief Financial Officer and Chairman